UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

__________________

Arkhan Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)

049298102
(CUSIP Number)

__________________

Edward E. Cohen

Jonathan Z. Cohen

Arete Foundation

Solomon Investment Partnership, L.P.

Isidore Corporation

Edward E. Cohen Trust  U/A/O October 7, 1999

Betsy Z. Cohen Trust  U/A/O October 7, 1999

The 2010 Cohen Family Trust

1845 Walnut Street
10th Floor
Philadelphia, PA  19103

(215) 546-5005
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

copy to:

David K. Lam, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

__________________

February 17, 2011

(Date of Event which Requires Filing of this Statement)

CUSIP No. 049298102	SCHEDULE 13D	Page 2 of 14

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.     ☐

CUSIP No. 049298102	SCHEDULE 13D	Page 3 of 14

1	NAMES OF REPORTING PERSONS Edward E. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 049298102	SCHEDULE 13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS Jonathan Z. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 049298102	SCHEDULE 13D	Page 5 of 14

1	NAMES OF REPORTING PERSONS Arete Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 6 of 14

1	NAMES OF REPORTING PERSONS Solomon Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 049298102	SCHEDULE 13D	Page 7 of 14

1	NAMES OF REPORTING PERSONS Isidore Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 049298102	SCHEDULE 13D	Page 8 of 14

1	NAMES OF REPORTING PERSONS Edward E. Cohen Trust U/A/O October 7, 1999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 9 of 14

1	NAMES OF REPORTING PERSONS Betsy Z. Cohen Trust U/A/O October 7, 1999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 10 of 14

1	NAMES OF REPORTING PERSONS The 2010 Cohen Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 11 of 14

This Amendment No. 1 (“Amendment”) hereby amends the statement of beneficial ownership on Schedule 13D originally filed by Edward E. Cohen, Jonathan Z. Cohen, Arete Foundation, Solomon Investment Partnership, L.P., Isidore Corporation, Edward E. Cohen Trust U/A/O October 7, 1999, Betsy Z. Cohen Trust U/A/O October 7, 1999 and The 2010 Cohen Family Trust (collectively, the “Reporting Persons”) on November 17, 2010 (collectively with this Amendment, the “Schedule 13D”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.  This Amendment is being filed to report that each of the Reporting Persons no longer beneficially owns any shares of the Company’s Common Stock.

ITEM 2.         Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c)        Edward E. Cohen.  Edward Cohen is Chief Executive Officer and President of Atlas Pipeline Holdings GP, LLC (which is the general partner of Atlas Pipeline Holdings, L.P., a publicly traded limited partnership that owns Atlas Pipeline Partners GP, LLC and certain other assets).

Edward Cohen is also Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC (the general partner of Atlas Pipeline Partners, L.P., a publicly traded natural gas pipeline limited partnership); and Chairman of the Board of Brandywine Construction & Management, Inc. (a property management company).  In addition, Edward Cohen is the Chairman of the Board of Resource America, Inc., a specialized asset management company that uses industry specific expertise to evaluate, originate, service and manage investment opportunities in the commercial finance, real estate and financial fund management sectors.  Edward Cohen is also a director of Resource Capital Corp., a publicly traded real estate investment trust managed by Resource America, Inc.

Jonathan Z. Cohen.  Jonathan Cohen is Chairman of the Board of Atlas Pipeline Holdings GP, LLC.

Jonathan Cohen is also Vice Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC.  In addition, Jonathan Cohen is a director, President and Chief Executive Officer of Resource America, Inc.  Jonathan Cohen is also Chief Executive Officer, President and a director of Resource Capital Corp.

ITEM 4.         Purpose of Transaction

The following text is hereby added to Item 4 of the Schedule 13D:

On February 17, 2011, the transactions contemplated by the Merger Agreement, the AHD Transaction Agreement and the Laurel Mountain Purchased Agreement were completed.

ITEM 5.         Interest in Securities of the Issuer

Items 5(a), (b) and (e) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 049298102	SCHEDULE 13D	Page 12 of 14

(a)                Number and percentage of class
beneficially owned by each Reporting Person:       0 shares of Common Stock, 0%

(b)               With respect to each of the Reporting Persons:

Sole voting power:                                                  0 shares of Common Stock

Shared voting power:                                              0 shares of Common Stock

Sole dispositive power:                                           0 shares of Common Stock

Shared dispositive power:                                       0 shares of Common Stock

(e)        Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on February 17, 2011.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

There are no contracts, arrangements, understandings or relationships among any of the Reporting Persons, or between any Reporting Person and any person, with respect to any securities of the Company.

CUSIP No. 049298102	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2011

By:   /s/ Edward E. Cohen
        Edward E. Cohen

By:   /s/ Jonathan Z. Cohen
        Jonathan Z. Cohen

Arete Foundation

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: Trustee

Edward E. Cohen Trust U/A/O October 7, 1999

By:  /s/ Jeffrey Brotman
Name: Jeffrey Brotman
Title: Trustee

Betsy Z. Cohen Trust U/A/O October 7, 1999

By: /s/ Jeffrey Brotman
Name: Jeffrey Brotman
Title: Trustee

The 2010 Cohen Family Trust

By: /s/ Jeffrey Brotman
Name: Jeffrey Brotman
Title: Trustee

CUSIP No. 049298102	SCHEDULE 13D	Page 14 of 14

Solomon Investment Partnership, L.P.

By:  Isidore Corporation
Its:   General Partner

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: President

Isidore Corporation

By:  /s/ Edward E. Cohen
Name: Edward E. Cohen
Title: President